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                         [WELLS FARGO FUNDS LETTERHEAD]

                                 April 30, 2010

                                                     Writer's Direct Dial Number
                                                                  (415) 947-4805

Via Edgar

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re: Wells Fargo Variable Trust
         Registration Nos. 333-74283; 811-09255

Ladies and Gentlemen:

     In connection with the registration of Wells Fargo Variable Trust (the "Trust") under the Investment Company Act of 1940, and the issuance of securities by it under the Securities Act of 1933, and pursuant to 17 C.F.R. 230.485(b), we are transmitting herewith for filing Post-Effective Amendment No. 25 to the Registration Statement on Form N-1A on behalf of the Wells Fargo Variable Trust Funds for the purpose of updating financial information, reflecting changes made in response to comments of the staff of the Securities and Exchange Commission and making other non-material changes.

     If you have any questions, please contact the undersigned at the number indicated above.

                                       Very truly yours,


                                       /s/ Lawrence S. Hing
                                       -----------------------------------------
                                       Lawrence S. Hing
                                       Senior Counsel